Mail Stop 3561

October 28, 2008

By U.S. Mail and facsimile to (985) 801-5151

Mark W. Joslin
Chief Financial Officer
Pool Corporation
109 Northpark Boulevard
Covington, Louisiana 70433-5001

> **Re: Pool Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 29, 2008**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 28, 2008**
> **File No. 000-26640**

Dear Mr. Joslin:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director